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                                                                   Exhibit 99.68

News release via Canada NewsWire, Toronto  416-863-9350

  Attention Business Editors:
  TRANSITION THERAPEUTICS INC. AND JDRF ANNOUNCE PARTNERSHIP TO DEVELOP DIABETES REGENERATIVE PRODUCT GLP1-I.N.T.

TORONTO, Sept 13 /CNW/ - TRANSITION THERAPEUTICS INC. (Transition) (TSX: TTH), announced today that it has established a partnership with the Juvenile Diabetes Research Foundation (JDRF) to support a clinical development plan for Transition's diabetes regenerative product, GLP1-I.N.T.(TM)

JDRF, the world's leading charitable funder of type 1 diabetes research, will provide milestone-driven payments of up to U.S. $4 million to the project over two years, facilitating the rapid advancement of the GLP1-I.N.T.(TM) diabetes regenerative product into Phase II clinical trials in type 1 diabetes patients.

"Regenerating beta cell function in individuals with type 1 diabetes is a major goal of JDRF," said Richard A. Insel, M.D., Executive Vice President of Research at JDRF. "This new partnership between JDRF and Transition Therapeutics Inc. provides an exciting opportunity to accelerate the proof of concept and commercial development of a beta cell regeneration therapy for type 1 diabetes."

Regenerative medicine is emerging as a major focus for diabetes research and drug development. This approach has the potential to offer therapeutics that can restore the body's ability to produce insulin on its own, thereby reducing both the need for insulin injections and the diabetes-associated complications which include heart disease, kidney disease and blindness.

"We are extremely pleased to obtain support from the JDRF to develop GLP1-I.N.T.(TM), a leading regenerative product which may also expand the use of GLP-1 based therapies to insulin-dependent diabetes patients. Achieving islet cell regeneration may hold promise to reverse the underlying cause of the disease," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

Transition's Islet Neogenesis Therapy (I.N.T.) products, GLP1-I.N.T.(TM) and E1-I.N.T.(TM) are leading regenerative drug candidates in clinical development. Preliminary blinded results from Transition's exploratory Phase IIa trial with E1-I.N.T. showed 3 of the first 4 type I diabetes patients had a 35-75% reduction in daytime insulin usage following a 28 day treatment. The GLP1-I.N.T.(TM) proprietary combination therapy utilizes the regenerative and blood glucose control properties of GLP-1 analogues together with G1's ability to induce differentiation and regeneration of new insulin-producing cells from islet precursor stem cells.


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ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

ABOUT JDRF

JDRF International was founded in 1970 by the parents of children with juvenile diabetes - a disease that strikes children suddenly, makes them insulin dependent for life, and carries the constant threat of devastating complications. Since its inception, JDRF has provided more than $1 billion to diabetes research worldwide. JDRF's mission is constant: to find a cure for diabetes and its complications through the support of research.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW 08:30e 13-SEP-06